SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 20, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 20, 2007

* Print the name and title of the signing officer under his signature.

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    1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365 TSX-V: RVI
Fax 604 684∙8092 OTCBB: RVINF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ADDS FURTHER STRENGTH TO ITS
SOUTH AFRICAN MANAGEMENT TEAM

February 20, 2007, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") announces that the Company has appointed Dominique de la Roche as the Chief Financial Officer of the South Africa subsidiary Rockwell Resources RSA (Pty) Ltd.

Dominique de la Roche is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA), and a Higher Diploma in Tax from UNISA. He completed his articles at Price Waterhouse, and subsequently worked at various financial levels for Vaal Reefs Exploration & Mining Company (Anglo American), Standard Corporate and Merchant Bank in Johannesburg, and BCL (Ltd) in Botswana and was Financial Director at Kairos Industrial Holdings/Witbank Brickworks. Dominique has extensive operational experience in the senior and junior mining sectors and the finance and corporate environments, as well as expertise in mining taxation.

President and COO John Bristow stated "Dominque's appointment as CFO for South Africa provides the management team with additional key skills and resources to support Rockwell's aggressive growth and acquisition strategy."
For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.